UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Dover Motorsports, Inc.

(Name of Subject Company)

SPEEDCO II, INC.,

(Offeror)

SPEEDWAY MOTORSPORTS, LLC, and

(Parent of Offeror)

SONIC FINANCIAL CORPORATION

(Indirect and Ultimate Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.10 per share

(Title of Class of Securities)

260174107

(CUSIP Number of Class of Securities)

Class A common stock, par value $0.10 per share

(Title of Class of Securities)

260174DM

(CUSIP Number of Class of Securities)

J. Cary Tharrington, IV

Executive Vice President, Secretary and General Counsel

Speedway Motorsports, LLC

5401 East Independence Boulevard

Charlotte, North Carolina 28212

Tel: (704) 455-3239

(Name, address and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

With a copy to:

James N. Greene III, Esq.

Parker Poe Adams and Bernstein LLP

620 South Tryon Street, Suite 800

Charlotte, North Carolina 28202

Tel: (704) 372-9000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$131,489,164	$12,190
*

Calculated solely for purposes of determining the filing fee. The transaction value was calculated by adding (a) 17,913,616 shares of issued and outstanding common stock, par value $0.10 (the “Common Stock”), of Dover Motorsports, Inc., a Delaware corporation (“Dover”), which includes 509,200 shares of restricted stock, and (b) 18,509,975 shares of issued and outstanding class A common Stock, par value $0.10 (the “Class A Stock”, and together with the Common Stock, the “Shares”), of Dover multiplied by the offer price of $3.61 per Share. The calculation of the filing fee is based on information provided by Dover as of November 23, 2021.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2022 issued August 23, 2021, by multiplying the transaction value by 0.0000927.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$12,190	Filing Party:	Speedway Motorsports, LLC, Speedco II, Inc., and Sonic Financial Corporation
Form or Registration No:	SC TO-T	Date Filed:	November 23, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 23, 2021, and amended and supplemented by Amendment No. 1 filed with the SEC on December 1, 2021 (the “Schedule TO”) by Speedco II, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Speedway Motorsports, LLC, (“Speedway”), a Delaware limited liability company and an indirect wholly owned subsidiary of Sonic Financial Corporation (“SFC”), a North Carolina corporation, for any and all of the outstanding shares of (i) common stock, par value $0.10 per share (“Common Stock”), and (ii) class A common stock, par value $0.10 per share (“Class A Stock”, and together with the Common Stock, the “Shares”) of Dover Motorsports, Inc., a Delaware corporation (“Dover”), at a price of $3.61 per Share, without interest, net to the seller in cash, and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 23, 2021 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference to the extent stated herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 9 and Item 11

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Section 16 – “Certain Legal Matters; Regulatory Approvals” is amended and supplemented by adding a new subsection immediately following the end of the subsection entitled “Dissenters’ Rights” as follows:

“Litigation

Between December 6, 2021 and December 10, 2021, six actions relating to the Merger Transactions were filed by purported Dover stockholders against Dover, the members of the Dover Board, and as it relates to Hopkins v. Dover (as defined below) Speedway and Purchaser, in (a) the U.S. District Court for the Southern District of New York (Lawton v. Dover Motorsports, Inc. et. al., Case No. 1:21-cv-10414, Wilson v. Dover Motorsports, Inc. et. al., Case No. 1:21-cv-10580, Taylor v. Dover Motorsports, Inc. et. al., Case No. 1:21-cv-10572, Morgan v. Dover Motorsports, Inc. et. al., Case No. 1:21-cv-10592 and Hopkins v. Dover Motorsports, Inc. et. al., Case No. 1:21-cv-10465 (“Hopkins v. Dover”)), and (b) the Delaware Chancery Court (Dugerian v. Dover Motor Sports, Inc. et. al., Case No. 2021-1067) (collectively, the “Complaints”). The Complaints generally allege that the Offer Price is unfair and the Schedule 14D-9 filed by Dover misrepresents or omits material information necessary for Dover stockholders to make an informed decision regarding the Offer, and assert claims for breach of fiduciary duties and/or violation of Sections 14 and 20(a) of the Exchange Act. The Complaints seek, among other things, to enjoin the Offer or, should it be consummated, to rescind it or award damages, as well as an award of the plaintiffs’ attorneys’ fees and costs in the actions.

Speedway and Purchaser have not yet answered or moved to dismiss Hopkins v. Dover and believe it is without merit. We have been told by Dover that Dover and the members of the Dover Board also have not yet answered or moved to dismiss any of the Complaints and believe they are without merit. However, there can be no assurance that Speedway, Purchaser, Dover or the members of the Dover Board will prevail in any lawsuit. We intend to determine the materiality of any additional complaints that may be filed in connection with the Merger Transactions based on whether they contain materially new or different allegations to the Complaints, as well as such other factors as we may deem appropriate.”

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated November 23, 2021.

(a)(1)(B)*	Letter of Transmittal, dated November 23, 2021.

(a)(1)(C)*	Notice of Guaranteed Delivery, dated November 23, 2021.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 23, 2021.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 23, 2021.

(a)(1)(F)*	Summary Advertisement, as published in the Wall Street Journal on November 23, 2021.

(a)(5)(A)	Joint press release issued by Speedway Motorsports, LLC, and Dover Motorsports, Inc., dated November 8, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K by Dover Motorsports, Inc., filed on November 9, 2021).

(b)(1)*	Second Amended and Restated Credit Agreement, dated as of September 17, 2019, by and among Speedway and Speedway Funding LLC, as borrowers, certain subsidiaries of Speedway, as guarantors, and Bank of America N.A., as a lender and as agent for the other lenders thereunder, as amended by Amendment No. 1 thereto, dated as of August 25, 2020, Amendment No. 2 thereto, dated as of May 12, 2021, and Amendment No. 3 thereto, dated as of November 19, 2021.

(d)(1)	Agreement and Plan of Merger, dated as of November 8, 2021 by and among Speedway Motorsports, LLC, Speedco II, Inc., and Dover Motorsports, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Dover Motorsports, Inc. filed on November 9, 2021).

(d)(2)	Tender and Support Agreement, dated as of November 8, 2021, by and among Speedway Motorsports, LLC, Speedco II, Inc., Henry B. Tippie, individually and as trustee of the RMT Trust, Jeffrey W. Rollins, Gary W. Rollins, the RMT Trust, Mike Tatoian, Tim Horne, Tom Wintermantel, Denis McGlynn, Louise McGlynn, Patrick Bagley, Nevada Oversight, Inc. as trustee of the Marital Trust held under the R. Randall Rollins 2012 Trust, and Radcliffe Hastings (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dover Motorsports, Inc. filed on November 9, 2021).

(d)(3)*	Confidentiality Agreement, dated July 20, 2021, by and between Dover Motorsports, Inc. and Speedway Motorsports, LLC.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPEEDWAY MOTORSPORTS, LLC

By:	/s/ J. Cary Tharrington IV
	Name:	J. Cary Tharrington IV
	Title:	Executive Vice President and General Counsel

SPEEDCO II, INC.

By:	/s/ J. Cary Tharrington IV
	Name:	J. Cary Tharrington IV
	Title:	Vice President

SONIC FINANCIAL CORPORATION

By:	/s/ J. Cary Tharrington IV
	Name:	J. Cary Tharrington IV
	Title:	Vice President and General Counsel

Dated: December 13, 2021